EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve
	Months Ended
	March 31, 2014

Income before provision for income taxes and fixed charges (Note A)	$165,941,507

Fixed charges:
Interest on long-term debt	$40,508,873
Interest on short-term debt	17,314
Other interest	1,027,436
Rental expense representative of an interest factor (Note B)	10,535,604

Total fixed charges	$52,089,227

Ratio of earnings to fixed charges	3.19	x

NOTE A:        For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:        One-third of rental expense (which approximates the interest factor).